Exhibit 3.1

SECOND AMENDMENT TO THE SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

DATA KNIGHTS ACQUISITION CORP.

August 11, 2023

Data Knights Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.	The name of the Corporation is Data Knights Acquisition Corp. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware pursuant to the DGCL on February 8, 2021 (the “Original Certificate”).

2.	An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on March 8, 2021 (the “Amended and Restated Certificate of Incorporation”). A Second Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on April 6, 2021 (the “Second Amendment to the Amended and Restated Certificate of Incorporation”).

3.	The First Amendment to the Second Amended and Restated Certificate of Incorporation, was duly adopted in accordance with Sections 228, 242 and 245 of the DGCL and filed with Secretary of State of the State of Delaware on November 11, 2022.

4.	This Second Amendment to the Second Amended and Restated Certificate (this “Certificate”), was duly adopted in accordance with Sections 228, 242 and 245 of the DGCL.

5.	The text of Section 9.2(d) of Article IX is hereby amended and restated to read in full as follows:

(i)	In the event that the Corporation has not consummated an initial Business Combination within 18 months, subject to nine one-month extensions from the closing of the initial public offering of the units provided that, pursuant to the terms of our amended charter and our amended trust agreement, the Corporation deposits into the Trust Account an additional $0.0333 per unit, for each month extended, in the Corporation’s sole discretion whether to exercise one or more extensions provided that the Corporation will not exercise an extension at such time that the redemptions of shares of Class A Common Stock by the Corporation’s Public Stockholders causes the Corporation to have less than $5,000,001 of net tangible assets (the “Combination Period”), and the Corporation does not further extend the combination period as provided under Section 9.2(d)(ii), the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (and up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then issued and outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

(ii)	Provided that the period of time to consummate a Business Combination has been extended as contemplated in Section 9.2(d)(i) and the Corporation has not consummated an initial Business Combination, the Board may elect to further extend the time to consummate an initial Business Combination for up to an additional nine (9) one-month extensions at a price which shall be the lesser of (x) $75,000 or (y) $0.045 per share for each month extended, in the Corporation’s sole discretion whether to exercise one or more extensions to extend the Combination Period provided that the Corporation will not exercise an extension at such time that the redemptions of shares of Class A Common Stock by the Corporation’s Public Stockholders causes the Corporation to have less than $5,000,001 of net tangible assets, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes (and up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then issued and outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

6. This Certificate shall be effective as of August 11, 2023 following its filing with the Secretary of State of Delaware.

IN WITNESS WHEREOF, Data Knights Acquisition Corp. has caused this Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

By:	/s/ Barry Anderson
Name:	Barry Anderson
Title:	Chief Executive Officer